UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

NUCO2 INC.

(Name of Issuer)

Common Shares, $0.001 Par Value

(Title of Class of Securities)

629428103

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 629428103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shamrock Activist Value Fund, L.P. – 35-2239069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

712,660 Common Shares*
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

712,660 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

712,660 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.64%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 629428103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shamrock Activist Value Fund II, L.P. – 55-0908199
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

132,667 Common Shares*
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

132,667 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

132,667 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.87%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 629428103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shamrock Activist Value Fund III, L.P. – 11-3768779
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

23,463 Common Shares*
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

23,463 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,463 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.15%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 629428103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shamrock Activist Value Fund GP, L.L.C. –37-1497874
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

868,790 Common Shares*
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

868,790 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,790 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.66%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 629428103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shamrock Partners Activist Value Fund, L.L.C. – 87-0733755
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

868,790 Common Shares*
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

868,790 Common Shares*
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,790 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.66%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*	See Item 5 hereof

INTRODUCTION

The securities to which this statement relates are Common Shares, $0.001 par value per share (“Common Shares”), of NuCO2 Inc., a Florida corporation (the “Company”). The principal executive offices of the Company are located at 2800 S.E. Market Place, Stewart, Florida 34997.

ITEM 2. Identity and Background.

(a)-(c), (f). The Reporting Persons are: (i) Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), (ii) Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), (iii) Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III”), (iv) Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company and the general partner of SAVF, SAVF II and SAVF III (the “General Partner”) and (v) Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company and the managing member of the General Partner (“Shamrock Partners”). The principal business of SAVF, SAVF II and SAVF III (SAVF, SAVF II and SAVF III collectively, are referred to herein as “Shamrock Activist Value Fund”) is investing in the securities of publicly traded small and micro-cap companies in the United States. The principal business of the General Partner is acting as general partner of Shamrock Activist Value Fund, and the principal business of Shamrock Partners is acting as the managing member of the General Partner.

The managing members of Shamrock Partners are Shamrock Holdings of California, Inc., a California corporation (“SHOC”), and Stanley P. Gold, an individual who is President of SHOC. All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Delaware corporation (“SHI”). SHOC and SHI, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States and Israel.

Roy E. Disney and his wife, Patricia A. Disney, own approximately 4.5% of the common stock of SHI. Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney own an aggregate of approximately 45.4% of the common stock of SHI. In addition, Stanley P. Gold is the sole trustee of four trusts established for the benefit of Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney, which hold an aggregate of approximately 50% of SHI common stock.

The principal executive offices of Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are located at 4444 Lakeside Drive, Burbank, California 91505.

The business address of each of the persons listed below is 4444 Lakeside Drive, Burbank, California 91505. The names and principal occupations or employments of the directors, executive officers and controlling persons of Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are as follows:

Name	Principal Occupation Or Employment
Roy E. Disney	Chairman of the Board of Directors of SHI and SHOC. Chairman of the Board of Directors of Shamrock Capital Advisors, Inc., a Delaware corporation (“SCA”) (a closely-held corporation which provides management and consulting services, principally to SHOC and investment partnerships organized by SHOC, including businesses in which such partnerships invest). The principal executive office of SCA is 4444 Lakeside Drive, Burbank, CA 91505.

Patricia A. Disney	Vice Chairman of the Board of Directors of SHI, SHOC and SCA.

Roy Patrick Disney	Director of SHI; investor.

Susan Disney Lord	Director of SHI; investor.

Abigail E. Disney	Vice Chairman of the Board of Directors of SHI; investor.

Timothy J. Disney	Director of SHI; investor.

Stanley P. Gold	Director and President of SHI and SHOC. Director, President and Managing Director of SCA. Managing Member and President of Shamrock Partners.

Michael J. McConnell	Managing Director of SCA; Vice President of SHOC and Shamrock Partners.

Eugene I. Krieger	Vice Chairman of the Board of Directors and Chief Operating Officer of SHI. Vice Chairman of the Board of Directors of SCA. Vice President of SHOC.

Robert G. Moskowitz	Executive Vice President of SHI and SHOC; Managing Director of SCA.

Gregory S. Martin	Chief Financial Officer and Treasurer of SHOC, SHI, SCA and Shamrock Partners.

All of the persons listed above are citizens and residents of the United States.

(d)-(e) During the last five years, none of the Reporting Persons or, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 712,660 Common Shares reported herein was $17,784,167 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.

The total amount of funds used by SAVF II to purchase the 132,667 Common Shares reported herein was $3,311,635 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

The total amount of funds used by SAVF III to purchase the 23,463 Common Shares reported herein was $585,571 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF III.

ITEM 4. Purpose of Transaction.

Shamrock Activist Value Fund acquired the 868,790 shares owned by it based on the Reporting Persons’ belief that the Common Shares represent an attractive investment opportunity.

On July 11, 2007, Chris Kiper, on behalf of the Shamrock Activist Value Fund, sent the following letter (the “July 11th Letter”) to Michael E. DeDomenico, the Chairman and Chief Executive Officer of the Company:

July 11, 2007

Mr. Michael E. DeDomenico
Chairman and Chief Executive Officer
2800 SE Market Place
Stuart, Florida 34997

Dear Mike:

The Shamrock Activist Value Fund (“Shamrock”) is a large shareholder of NuCo2, Inc. (“NUCO” or the “Company”). We beneficially own 662,836 shares or approximately 4.3% of the outstanding shares of the Company’s common stock.

We have invested in the Company because we believe that it holds a strong market share and defensible position in the bulk CO2 industry and appears poised to deliver increasing financial returns to shareholders. In January 2007, the Company announced a new strategic growth plan focused on optimizing customer profitability. We believe that this strategic shift should improve operating margins, return on invested capital and free cash flow.

We believe that the Company’s capital structure is sub-optimal and could support a substantial increase in long-term debt without compromising the Company’s ability to execute its business plan. Specifically, after considering a range of alternatives including, but not limited to, a further share repurchase, special dividend, and regular dividend, we recommend that the Company utilize the strength of its balance sheet and strong cash flows to pay a special dividend of $7.00 per share and institute an ongoing regular annual dividend of $0.25 per share. Achieving a debt financing package at attractive rates and terms should be achievable over the next 60 days.

We believe that the proposed special dividend would be well received and provides immediate liquidity for all shareholders. In addition to optimizing the Company’s capital structure, after this proposed recapitalization the Company would still retain a strong and flexible balance sheet to support its working capital requirements, organic growth and appropriate opportunistic acquisitions. Importantly, under our proposal, return on equity increases by 70% to approximately 16%.

Enclosed for your review is a brief summary of the proposed transaction. A copy of this presentation can be found at our website at (http://www.shamrock.com/pages/activist/NUCO_Dividend_Recap.pdf).

It is clear that if management believes it will achieve its business plan, we believe that shareholders will be significantly better off if the Company adopts our recapitalization proposal.

We would like the opportunity to discuss further with you and the other members of the Board ways to enhance shareholder value, including our proposal outlined above.

Respectfully,

/s/ Chris Kiper
Chris Kiper

CC: Board of Directors

The presentation noted as an attachment to the July 11th Letter is a special dividend analysis prepared by Shamrock Capital Advisors, Inc., the investment manager for the Shamrock Activist Value Fund. A copy of the special dividend analysis is attached hereto as Exhibit 1 and is incorporated herein by reference.

On July 17, 2007, Mr. DeDomenico sent the following letter to Mr. Kiper in response to the July 11th Letter:

July 17, 2007

Mr. Chris Kiper
The Shamrock Activist Value Fund
4444 Lakeside Drive
Burbank, CA 91505

Dear Chris:

Thank you for your July 11th letter and Shamrock’s recommendations to pay a special dividend and institute a regular annual dividend.

As you are aware, while we began a $50 million share repurchase program in February 2007 in connection with our new strategic growth plan announced in January 2007, our primary focus has been the successful implementation of our new strategic growth plan to achieve sustainable financial results that will enable optimal long-term yield to our shareholders.

We are however always considering opportunities to increase financial returns to our shareholders concurrent with driving financial improvement through growth and operating efficiencies.

As a valued shareholder of NuCO2, we appreciate your recommendations and they will be considered in our process of evaluating opportunities to enhance shareholder value.

Sincerely,

/s/ Michael E. DeDominico
Michael E. DeDomenico
Chairman and CEO

cc: NuCO2 Board of Directors

The Reporting Persons may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

Except as stated in response to this Item 4, the Reporting Persons shall have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of this Item 4 to the form Schedule 13D promulgated under the Act.

ITEM 5. Interests in Securities of the Issuer.

(a), (b)      SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the others.

SAVF is the owner of 712,660 Common Shares, which represents approximately 4.64% of the issued and outstanding Common Shares. SAVF II is the owner of 132,667 Common Shares, which represents approximately 0.87% of the issued and outstanding Common Shares. SAVF III is the owner of 23,463 Common Shares, which represents approximately 0.15% of the issued and outstanding Common Shares.

As the general partner of Shamrock Activist Value Fund, the General Partner may be deemed to beneficially own the 868,790 Common Shares owned by Shamrock Activist Value Fund, constituting approximately 5.66% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 868,790 Common Shares owned by Shamrock Activist Value Fund, constituting approximately 5.66% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 868,790 Common Shares owned by Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 868,790 Common Shares owned by Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

The percentage of ownership figures set forth in this response to Items 5(a) and 5(b) assumes that 15,358,932 Common Shares were outstanding as of March 31, 2007, based on the information contained in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2007.

(c)              During the last 60 days, SAVF, SAVF II and SAVF III acquired Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 2 and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market.

Except as set forth above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Common Shares or has effected any transactions in Common Shares during the preceding 60 days.

(d)              Not applicable.

(e)              Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit		Document
Exhibit 1	—	Special Dividend Analysis
Exhibit 2	—	Schedule of Transactions
Exhibit 3	—	Joint Filing Agreement, dated August 3, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2007

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C.,
its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

Exhibit Index

Exhibit		Document
Exhibit 1	—	Special Dividend Analysis

Exhibit 2	—	Schedule of Transactions

Exhibit 3	—	Joint Filing Agreement, dated August 3, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.